

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2025

Fred Aslan, M.D.
President and Chief Executive Officer
Artiva Biotherapeutics, Inc.
5505 Morehouse Drive, Suite 100
San Diego, CA 92121

> **Re: Artiva Biotherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 6, 2025**
> **File No. 333-289325**

Dear Fred Aslan M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Carlos Ramirez, Esq.